Brad's video transcript

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hey friends brad here i've been in recovery from a
heroin addiction since 2010 and i love to support

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SoberBuddy because of the amazing motivation that
it offers on a daily basis through the mobile app

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another one of my favorite tools is the daily
check-in tool and it just keeps me on track

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and moving forward in my recovery over the
years of supporting SoberBuddy and letting

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other people know that it exists i've received
hundreds of messages from people that say so

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everybody has helped them get sober stay
sober and improve their life in recovery